Exhibit 99.1

Veris Gold Corp. reports results for third quarter of 2013

Toronto Stock Exchange: VG
No: 48

Shares Outstanding: 139,073,869
Fully Diluted: 181,701,371

VANCOUVER, Nov. 14, 2013 /CNW/ - Veris Gold Corp. (TSX: VG) (OCTQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) ("Veris Gold" or the "Company") has released its unaudited interim financial and operational results for the third quarter ended September 30, 2013 ("Q3-2013") on November 14, 2013. The Q3-2013 results can be found in the Company's condensed consolidated interim financial statements, including the notes thereto, and the related Management's Discussion and Analysis filed on SEDAR.  On November 13, 2013 the Company also filed on SEDAR amended condensed consolidated interim financial statements of the second quarter ended June 30, 2013, along with a related amended second quarter Management's Discussion and Analysis.

A conference call to discuss the Q3-2013 financial and operational highlights has been scheduled for Friday, November 15, 2013 at 8:00 am Pacific Daylight Time (11:00 am Eastern Daylight Time).  Details of the call may be found on the Veris Gold website.

All material information can be found on the Company's website at www.verisgold.com or on www.sedar.com.

All dollar amounts are expressed in United States Dollars unless otherwise specified.

Highlights for Q3-2013 include:

•	Q3-2013 represents a significant milestone for the Jerritt Canyon operations with a full quarter of production for the new higher grade Starvation Canyon Gold Mine, the commencement of operations of the second tailings facility ("TSF2"), a double-lined facility along with two water storage reservoirs, and the successful processing of third party ores;
•	During Q3-2013 the Jerritt Canyon operations sold 42,760 ounces, resulting in $57 million of gold sales revenue, a 6,170 increase in ounces sold or $12.1 million of additional gold sales revenues compared with the second quarter of 2013;
•	The Company earned $3.3 million of toll milling revenue during Q3-2013 from the processing of approximately 57,613 tons of third party ore, primarily from Newmont Mining, through the Jerritt Canyon Facilities;
•	The operations produced 37,544 payable ounces of gold, 6% higher than the third quarter of 2012 ("Q3-2012"), and comparable to the 38,018 produced in the previous quarter despite a 10-day scheduled maintenance shutdown taken in July at the Jerritt Canyon roaster facility;
•	The Company realized a net loss of $18.2 million in the third quarter compared to a net income of $9.0 million in Q3-2012. The loss was attributable to a $12.1 million non-cash loss arising from the revaluation of a Senior Secured Gold Facility that resulted from an accounting treatment change in the quarter, a non-cash derivative loss of $2.4 million and $8.3 million in finance and transactions costs, which together more than offset the $4.5 million of income from operations earned in the quarter.
•	Q3-2013 cash costs per ounce sold were $1,148, higher than expected primarily as a result of the 10-day scheduled maintenance shutdown at Jerritt Canyon which increased the quarter's costs by $2.0 million and reduced the gold ounces produced in July. Adjusting for the credits associated with the toll milling revenues resulted in an overall cash cost for the quarter of $1,071 per ounce.
•	Development on the Company's wholly owned Starvation Canyon Gold Mine ("Starvation") was completed in Q2-2013 and continues to outperform targeted production of 600 tons per day. This mine processed 56,680 tons of ore containing an estimated 12,234 ounces of gold for the quarter;

Financial Overview:

(in thousands of U.S. dollars)[1]	Three months ended Sept. 30
	2013	2012
Payable Jerritt Canyon gold ounces produced	37,544 Oz	35,524 Oz
Gold ounces sold	42,760 Oz	31,763 Oz

Gold sales	$56,993	$51,487
Toll milling revenue	3,304	-
Total Revenue	$60,297	$51,478
Net income (loss)	$(18,170)	$9,027
Income (loss) per share - basic	$(0.15)	$0.9
Cash cost per ounce sold [2]	$1,148	$1,161
Toll milling revenue credit per ounce sold	$(77)	$-
Cash generated by operating activities	$2,156	$3,832
1.	Since Q3 2011 the calculated average gold price per ounce includes an adjustment for the amount of consideration ($850 per ounce) that is withheld by Deutsche Bank as repayment of the forward gold purchase agreement.
2.	Jerritt Canyon operations continue to improve, resulting in continued record production and gold sales. With the recent addition of accretive toll milling contracts, the Jerritt Canyon mines continuing to deliver increased tonnage and our mill recoveries making significant improvements, ongoing cash costs per ounce sold will continue to decline significantly. At this time, including toll milling credits, our cash costs per ounce sold are $1,071, an 8% reduction from the comparable quarter in the prior year.

Financial Overview:
The Company reported income from operations of $4.5 million during the quarter ended September 30, 2013, compared to $8.5 million earned in the same quarter of the previous year. After adjusting for a one item non-cash charge of $12.1 million related to the revaluation of the Deutsche Bank gold facility liability, non-cash derivative losses of $2.4 million and $8.3 million in finance and transactions costs the Company reported a net loss of $18.2 million compared with a net income of $9.0 million in the same quarter of the previous year.

"Jerritt Canyon continues to improve on an operational level and we are very encouraged by the recent results and milestone achievements such as the successful startup of Starvation Canyon, the commissioning of the TSF2 Tailings Pond, the accretive toll milling contract with Newmont and continued record production and gold sales.  With our mines continuing to deliver increased tonnage, and our mill operations returning excellent recoveries, we will be able to deliver on reducing our cash costs.  At this time, including toll milling credits, our cash costs are $1,071. Also, under the leadership of COO Graham Dickson and General Manager Bill Hofer, we are seeing improved efficiencies at the mine and at the mill," said President and CEO, Francois Marland. "We expect to continue to optimize mill and mining operations and anticipate adding more tonnage through the development of an additional mine, Saval 4 in early 2014; we also continue to seek toll milling opportunities and look forward to updating our shareholders in the near future."

Gold sales:
Gold sales in Q3-2013 were $57.0 million from the sale of 42,760 ounces of gold at an average selling price of $1,331 per ounce, representing an 11% increase from Q3-2012 gold sales revenue of $51.5 million which arose on the sale of 31,763 ounces at an average price of $1,667.  Q3-2013 costs also included some $2.1 million in costs incurred in relation to the scheduled Jerritt Canyon Mill maintenance shutdown in July, and approximately $3.8 million in mining costs related to the development and operation of the Starvation Canyon Mine.

The increase in sales volume in Q3-2013 versus Q2-2013 was attributable to an increase in production helped mostly from the opening of the Starvation Canyon Mine in April.

Gross Margins:
In Q3-2013, the Company achieved a gross margin of $11.2 million compared to a gross margin of $14.6 million in Q3-2012.  The decrease in the gross margin is primarily the result of a 20% decrease in gold price and increased cost of sales due to the shutdown taken during the quarter.

Management Restructuring:
The Company undertook a management restructuring in Q3-2013 in order to streamline operational efficiencies and to reinforce and replace key personnel in the existing team.  In August, Mr. William Hofer was appointed General Manager of Jerritt Canyon Operations and in October Mr. Francois Marland was appointed President and Chief Executive Officer.  At that time, Mr. Marland stepped down as Executive Chairman and Mr. Gerald Ruth was appointed Chairman of the Board of Directors.

Jerritt Canyon Underground Mining Overview:
During the third quarter, the underground mining operations at Jerritt Canyon delivered a total of 275,825 tons containing an estimated 46,637 ounces (estimated 0.16 ounces per ton ("OPT")), compared to 271,880 tons delivered in Q2-2013.  This represents a 1% increase in tons produced primarily attributed to higher mining production from Starvation Canyon during the quarter, offset by lower production from the SSX-Steer mine.

SSX-Steer Mining Complex:
At the Company operated SSX-Steer mining complex, mine production was 77,776 tons (averaging 845 tons per day) at grades of 0.153 OPT, for an estimated 11,885 contained ounces for Q3-2013.  This represents a 10% decrease from the previous quarter's delivery of 86,512 tons and a 19% decrease in the contained ounces of 14,685 ounces in Q2-2013.  The reduction in productivity for the quarter is directly related to issues with equipment availability, mine planning and a shortfall in mine development.  The Company has purchased and received a new Sandvik Cubex underground production drill in order to increase the pace of development.  As well, the Company has recently added additional senior mine engineering personnel and increased the operating and maintenance training programs at site to improve mine planning and equipment availability.  The Company expects these changes and initiatives to return the SSX-Steer mine to budgeted levels of production and grade in the near term.

Saval 4 Update:
In 2014, the Company is planning to commence development on Saval 4, which is located near the SSX-Steer Mine. This new mine would add an estimated production of 300 tons per day, at an estimated 0.16 OPT, thereby bringing the overall production at the SSX-Steer to an estimated 1,200 to 1,300 tons per day.

Smith Mine:
In the Smith Mine, Small Mine Development, LLC delivered 141,369 tons (averaging more than 1,500 tons per day) to the mill, containing an estimated 22,518 ounces during Q3-2013.  The tonnage increased from the 137,978 delivered in Q2-2013 with a corresponding increase from the 18,778 contained ounces mined in the prior quarter.  The Q3-2013 average grade of 0.17 OPT is now back to plan and has increased from the 0.14 OPT experienced in Q2-2013.

Starvation Canyon:
Starvation Canyon delivered 56,680 tons (averaging over 600 tons per day) to the mill containing an estimated 12,234 ounces of gold representing a 20% and 42% increase respectively from the 47,390 tons and 8,630 contained ounces of gold delivered the prior quarter.  Overall grade has improved at Starvation Canyon as the operation in now past the development stage into more productive mining areas.  The Company is exploring opportunities to increase production levels at Starvation Canyon.

Mill/Processing:
In the third quarter of 2013 the mill processed 314,506 tons of ore through the roasters (average of 3,419 TPD), which included 57,613 tons of third party toll-milled ore, lower than the 328,606 tons (average 3,611 TPD) processed in Q2-2013 due to the 10 day shutdown taken in the month of July. Recoveries for the quarter averaged 86%, a significant increase from the 83% averaged in Q2-2013. Despite the lower roaster throughput resulting from the 10 day shutdown in July the higher Veris grades delivered to the roaster facility and the improvement in recoveries enabled the Jerritt Canyon operations to achieve an overall production of 37,544 payable ounces during the quarter, comparable to the 38,018 ounces produced in Q2-2013.

Outlook/Guidance for 2013
Production:
The Company continues to be focused on achieving sustainable production of approximately 145,000 to 155,000 ounces by year-end from its three existing underground mines and is working toward significant reductions in cash costs as result of cost reductions, toll milling revenues, and improvements in grade and recovery.  The Company plans to develop a fourth mine, Saval 4 in early 2014 which is expected to add 300 tpd to the operations.  To further supplement these existing sources, the Company will continue to pursue third party toll milling contracts to secure additional deliveries of third party ore to combine with the existing sources from Newmont and, in the future, Klondex, adding significant incremental revenues to the Company's operations.

In order to improve the financial stability and support the operations, the Company is continuing to focus on improving its capital structure through the restructuring of existing short term debts as well as the gold forward facility to lengthen the duration of these liabilities and improve the cash flows achieved from existing operations.  The Company believes that longer-term financing is more closely aligned with the life of mine for Jerritt Canyon and the Company's shareholders.

QP and Quality Control:
Assaying of all mine production drill holes and muck samples from the three operating mines reported in this news release were conducted by the Jerritt Canyon Assay Lab using standard fire assay techniques and includes a Quality Assurance and Quality Control program.  The company's 2010 and 2011 Quality Assurance and Quality Control protocols are available at the Company's website:  http://www.verisgold.com/i/pdf/JC_Assay_Protocols.pdf and include using certified standard reference materials and a certified assay lab (ISO 9001:2008) for check assays.

The information contained in this news release has been reviewed and approved by the Company's Vice President of Exploration, Todd Johnson, P.E., (Qualified Person per the requirements of NI 43-101).

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon processing plant and gold mines located 50 miles north of Elko, Nevada, USA.  The Company's primary focus is on the re-development of the Jerritt Canyon mining and processing plant.  The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the Ketza River Property.

On behalf of
"VERIS GOLD CORP."

François Marland
President & Chief Executive Officer

To be added to the Veris Gold e-mail list please sign up at www.verisgold.com.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. All material information may be accessed at www.sedar.com.

Forward-Looking Statements This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the operations at Jerritt Canyon, the interpretation of those results, and timing and expectations of future work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", "has the potential" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.  The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in operations may result in increased costs, unexpected variations in mineral resources and reserves, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks generally associated with mining.  See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE: Veris Gold Corp.

%CIK: 0001286799

For further information:

Veris Gold Corp.
Joanne C. Jobin
VP, Investor Relations
T:   (647) 964-0292
NA Toll Free: 1-855-688-9427
E:   jjobin@verisgold.com
W:  verisgold.com

Veris Gold Corp.
Nicole Sanches
Investor Relations Manager
T:  (604) 688-9427 ext 224
NA Toll Free: 1-855-688-9427
E:  nicole@verisgold.com
W: verisgold.com

AXINO AG
Wolfgang Seybold
Chairman T: +49 711 25 35 92 40
E: wolfgang.seybold@axino.de
W: axino.de

CO: Veris Gold Corp.

CNW 08:45e 14-NOV-13